SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 9, 2017

On January 9, 2017, at 04:00 p.m., at the Company’s office located at Rua Lemos de Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Extraordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Chief Executive Officer Fernando Musa, and officer Marcelo Cerqueira, and also Mr. Guilherme Furtado were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for deliberation: After due analysis of the Proposals for Deliberation (“PDs”), copies and related documentation of which were sent in advance for knowledge of the Board Members, pursuant to the Internal Regulations thereof, and shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved by the attendees, under the terms and conditions set out in the respective PDs: 1) PD.CA/BAK-01/2017 - Disposal of 100% of the quantiQ quotas held by Braskem, under the terms and conditions of the respective PD, with the Executive Office being authorized to execute any acts required for the full implementation of this deliberation; 2) PD.CA/BAK-02/2017 - Election of Executive Office:  (i) acknowledgement of the resignation submitted on December 31, 2016 by Officer Luciano Nitrini Guidolin, having recorded the vote of gratitude to the resigning Officer for the dedication and contribution during the exercise of his duties as Officer; and (ii) election of Mr. Edison Terra Filho, Brazilian citizen, married under the partial property ruling, production engineer, enrolled in the Individual Taxpayers’ Register of the Ministry of Finance (CPF/MF) under No. 20297001-2 SSP/SP, bearer of Identity Card (RG) No. 20297001-2 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, nº 120, 22º andar, Butantã, São Paulo/SP, CEP  05501-050, to perform the role of Officer of the

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 9, 2017

Company for the remaining term of office, which will end at the Board of Directors’ meeting taken place after the 2018 Ordinary General Meeting. The Officer hereby elected will take office on this date, having presented written statements, for the purposes of article 37, item II, of Law 8,934, of November 18, 1994, with wording given by Law 10,194, of February 14, 2001, according to the provision of paragraph 1 of article 147, of Law 6,404, of December 15, 1976, that he is not prevented by special law nor has he been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith or property, nor is he subject to a criminal penalty that prohibits, even if temporarily, the access to public positions; he also presented, in order to comply with the provisions of CVM Rulings No. 358, of January 3, 2002, and No. 367, of May 29, 2002, written statements in accordance with the terms of said Rulings, which have been filed in the headquarters of the Company. On such occasion, the Board Members welcomed Mr. Edison Terra Filho. Due to the election approved above, the Executive Office of the Company has now the following composition: Fernando Musa – Chief Executive Office, Gustavo Sampaio Valverde, Edison Terra Filho; Marcelo de Oliveira Cerqueira; Marcelo Arantes de Carvalho and Pedro van Langendonck Teixeira de Freitas – Investors’ Relations Officer; and 3) PD.CA/BAK-03/2017 - Definition of Delegation Limits for Contracting of Loans or Financings by the Executive Office for the year of 2017 - Authorization, for the year of 2017 or until the first Board's Meeting held in 2018, of the limit per transaction to be used by the Executive Office to contract loans or financings, in Brazil or abroad, without the prior consent of the Board of Directors, in the amount of (i) up to USD 250.000.000,00 for transactions expressed in foreign currency, and (ii) USD 500.000.000.00 for transactions expressed in Reais, always respecting the limit of a maximum gross debt in the amount of USD 10.8 billion in the year of 2017. It is hereby agreed that

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JANUARY 9, 2017

the loans or financing contracted during such period, in amounts greater than (i) R$ 80,000,000.00 for transactions expressed in Reais and (ii) USD 40,000,000.00 for transactions expressed in foreign currency must be informed to the Board of Directors through the Finance and Investment Committee. II) Subjects for Acknowledgement: a report was made on the meeting of the Finance and Investment Committee held on January 5, 2017. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further matters to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, January 9, 2017. Signed: Newton Sergio de Souza – Chairman; Marcella Menezes Fagundes – Secretary; Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Antonio Britto Filho; Daniel Bezerra Villar; Edson Chil Nobre; Ernani Filgueiras de Carvalho; Fernando Reis Vianna Filho; João Cox Neto and Luiz de Mendonça.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Headquarters-Factory: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Offices: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.